

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 23, 2007

By facsimile to (817) 795-0154 and U.S. Mail

Mr. Edward Stevens, President
Kingdom Koncrete, Inc.
4232 East Interstate 30
Rockwall, TX 75087

Re: Kingdom Koncrete, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form SB-1
        Filed February 14, 2007-File No. 333-138194

Dear Mr. Stevens:

        We reviewed the filing and have the comments below.

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please correct the conformed signature on your December 31, 2004 audit opinion.

Exhibit 5.1

2.   We note your response to prior comment 8, however, it does not appear that you have
        filed a revised opinion.

Closing

        You may direct questions on accounting comments to Bret A. Johnson, Staff Accountant,
at (202) 551-3753 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may
direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel,
at (202) 551- 3728 or me at (202) 551-3767.

                        Very truly yours,

                        Jennifer R. Hardy
                        Legal Branch Chief

cc: T. Alan Owen, Esq.